VIA EDGAR

Sharon Blume

Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, Northeast

Washington, D.C. 20549

April 29, 2011

RE: CoBiz Financial Inc. Form 10-K for Fiscal Year Ended December 31, 2010, File No. 001-15955

Dear Ms. Blume:

This letter is in response to the comments raised in your letter dated April 18, 2011 with respect to our Form 10-K filed on February 22, 2011 (“Form 10-K”).  We have carefully assessed your comments, and are agreeable to augmenting our disclosures to enhance the overall quality of the disclosures in our future filings.  We therefore respectfully submit that the augmented disclosures noted below will be included on a prospective basis in our future quarterly or annual filings, as applicable.

For your convenience, we have set out below your comments contained in your April 18, 2011 letter, followed in each case by our responses shown in bolded text.

Form 10-K

Comment:  Deposits, page 51

1.               Please revise future filings to describe for a reader what a reciprocal CDARS is and why you view them as customer-related deposits.

Response:   In future filings, the Company will describe reciprocal CDARS and explain why they are viewed as customer-related deposits in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) as follows:

The CDARS program is provided through a third-party and is designed to provide full FDIC insurance on deposit amounts larger than the stated maximum by exchanging or reciprocating larger depository relationships with other member banks. Our depositors’ funds are broken into smaller amounts and placed with other banks that are members of the network. Each member bank issues CDs in amounts under $250,000, so the entire deposit is eligible for FDIC insurance. CDARS are technically brokered deposits; however, the Company considers the reciprocal deposits placed through the CDARS program as core funding due to the customer relationship that generated the transaction and does not report the balances as brokered sources in its internal or external financial reports.

Comment:  Segments, page 63

2.               Considering the significant effect of the corporate support and other segment on your consolidated operating results, please revise future filings to identify the specific activities included in this segment and to discuss its results of operations.

Response:   The Company has historically focused its segment discussion on the Company’s revenue generating segments.  However, due to the significant effect of the corporate support and other segment on the Company’s consolidated operating results, the Company will revise future filings to discuss the results of operations for this segment in substantially the same manner in which the other segments are already discussed.  As an example, the following disclosure will be included in the Company’s March 31, 2011 Form 10-Q (“10-Q”):

Corporate Support and Other

	Corporate Support
	Three months ended March 31,		Increase/(decrease)
(in thousands)	2011	2010	Amount	%
Income Statement
Net interest income	$(1,181)	$(707)	$(474)	(67)%
Provision for loan losses	313	2,459	(2,146)	(87)%
Noninterest income	10	(354)	364	103%
Noninterest expense	11,711	11,865	(154)	(1)%
Benefit for income taxes	(4,952)	(5,627)	675	12%
Net loss before management fees and overhead	(8,243)	(9,758)	1,515	16%
Management fees and overhead allocations, net of tax	(6,417)	(6,373)	(44)	(1)%
Net loss attributable to noncontrolling interest	—	(322)	322	100%
Net loss	$(1,826)	$(3,063)	$1,237	40%

Other information
Full-time equivalent employees	210.8	201.1

The Corporate Support and Other segment is composed of activities of the parent company (Parent); non-production, back-office support operations; and eliminating transactions in consolidation.  Non-production, back-office operations include human resources, accounting and finance, information technology, and loan and deposit operations.  The Company has a process for allocating these support operations back to the production lines based on an internal allocation methodology that is updated annually.

Net loss for the Corporate Support and Other segment decreased for the three month period ended March 31, 2011, compared to the year earlier period.  The primary component of net interest income (expense) for the segment is interest expense related to the Company’s long-term debt (see Note 9 to the condensed consolidated financial statements). The average yield on the Company’s long-term debt for the three months ended March 31, 2011 increased 144 basis points (1.44%) to 6.37% compare to 4.93% for the year-earlier period.  Late in the first quarter of 2010, interest expense on a portion of variable-rate debt was fixed through the use of interest rate swaps (see Note 8 to the condensed consolidated financial statements).

The provision for loan losses relates to a non-performing loan portfolio that the Parent purchased from the Bank in 2009.  This portfolio has steadily decreased since the 2009 purchase due to loan repayments and collateral sales, reducing the overall provision for loan losses.  In addition, asset quality improvement within the portfolio has also contributed to the decline in the provision for loan losses.

The $0.4 million increase in noninterest income during the three months ended March 31, 2011 relates primarily to a reduction in losses on private equity investments.

Noninterest expense includes salaries and benefits of employees of the Parent and support functions as well as the nonemployee overhead operating costs not directly associated with another segment.  Costs were stable in the current period, declining 1% from the year earlier period.

Financial Statements

Comment:  3. Investments, page F-15

3.               Please revise future filings to separately disclose your investment in GSE issued MBS and private label issued MBS.  We note that you have apparently recorded OTTI on your private label issued MBS; however, it is not possible to access your continuing exposure to them or their overall significance from your current disclosures.

Response:   At December 31, 2010, the Company’s private-label MBS had a cost basis of $4.3 million and a fair value of $2.4 million.  Private-label MBS represented 0.7% of the amortized cost basis and 0.4% of the fair value of the available for sale investment portfolio at December 31, 2010.  In future filings, the Company will separately disclose the private-label MBS from the GSE issued MBS in its investment tables.  As an example, the following disclosure will be included in the Company’s 10-Q (and all other investment tables will be adjusted accordingly):

The amortized cost and estimated fair values of investment securities are summarized as follows:

	March 31, 2011				December 31, 2010
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair	Amortized	unrealized	unrealized	fair
(in thousands)	cost	gains	losses	value	cost	gains	losses	value

Available for sale securities:
Mortgage-backed securities (MBS)	$388,704	$10,645	$955	$398,394	$395,842	$10,740	$1,037	$405,545
U.S. government agencies	55,204	283	33	55,454	80,214	449	44	80,619
Trust preferred securities	92,814	3,357	326	95,845	86,543	2,556	791	88,308
Corporate debt securities	53,594	1,468	52	55,010	58,204	1,425	34	59,595
Private label MBS	3,942	—	1,552	2,390	4,288	—	1,856	2,432
Municipal securities	326	2	—	328	932	13	—	945

	$594,584	$15,755	$2,918	$607,421	$626,023	$15,183	$3,762	$637,444

Held to maturity securities:
Mortgage-backed securities	$255	$7	$—	$262	$262	$8	$—	$270

In addition, the Company will provide a statement in the investment discussion in MD&A in substantially the following form:

Other-than-temporary-impairment of $0.4 million on three private-label MBS was recognized during 2010.  At December 31, 2010, an additional unrealized loss of $1.9 million on private-label MBS was recognized in other comprehensive income. The Company may recognize additional losses on these securities if the underlying credit metrics were to worsen in the future.

4.               Please revise future filings here or in MD&A to provide discussion of the underlying characteristics of your corporate debt securities, identifying significant issuers and credit ratings as appropriate.

Response: In future filings, the Company will describe the corporate debt securities in the following manner within MD&A:

The investment portfolio also includes single-issuer trust preferred securities and corporate debt securities. The corporate debt securities portfolio is mainly comprised of four issuers in the Fortune 100.  The entire corporate debt securities portfolio is investment grade with a rating of BBB+ or better.

To the extent that the composition of the corporate debt securities portfolio changes or credit ratings change, the Company will consider additional disclosures as appropriate.

Comment:  4. Loans, page F-19

5.               Please revise future filings to disclose your policy for returning restructured loans to accrual status, clarifying how such a significant amount of restructured loans, all of which appear to have restructured in 2010, are considered to be performing at December 31, 2010.

Response:   At December 31, 2010, the Company had $16.5 million of performing renegotiated loans.   Of this amount, $6.0 million were performing loans that had never been placed on non-accrual status.  As such, these loans were maintained on accrual status after restructuring since they continued to perform in accordance with the modified terms.  The remaining $10.5 million represents one relationship that was on non-accrual status prior to modification in 2010.  At December 31, 2010, this relationship was performing under its modified terms and principal and interest payments due for more than six months under the modified terms had been received.  The Company typically considers a six month period to be a sustained period of performance.  At December 31, 2010, the Company expected to collect all amounts due from the performing renegotiated loans.

In future filings, the Company will disclose its policy for returning restructured loans to accrual status in the following manner:

Loans that have been modified in a formal restructuring are typically returned to accrual status when there has been a sustained period of performance (generally six months) under the modified terms, the borrower has shown the ability and willingness to repay and the Company expects to collect all amounts due under the modified terms.

Comment:  11. Taxes, page F-35

6.               We note your discussion of both the positive and negative factors considered in determining your ability to realize your deferred tax assets; however, it is not clear how you weighted those factors in making your determination.  Please revise future filings to provide an expanded discussion of the analysis you performed in determining that you would recognize your remaining deferred tax assets.  Refer to ASC 740-10-30-17 and, specifically, ASC 740-10-30-21.

Response:  In the Company’s consideration of the need for a valuation allowance, all positive and negative factors were considered to determine if a valuation allowance was required.  In its consideration, the Company considered the four possible sources of income included in ASC 740-10-30-17, including future reversals of taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and tax-planning strategies.  In consideration of the guidance in ASC 740-10-30-21, the Company determined that the positive evidence considered by the Company was not sufficient to overcome the significant objective evidence of the three-year cumulative loss position.  Thus, the Company determined that it was more likely than not that there would not be sufficient future taxable income to realize all of its deferred tax assets based on the weight of the available evidence.

In future filings, the Company will disclose the following:

In the Company’s consideration of the weight of the available evidence, the Company provided more weight to evidence that was more objectively verifiable, starting with the significant weight given to the three-year cumulative loss position.  As a result of this analysis, the Company recorded a valuation allowance of $15.6 million.  The remaining deferred tax assets for which a valuation allowance was not established relate to amounts that can be realized through future reversals of existing taxable temporary differences and through available tax planning strategies.  The Company’s estimates of future taxable income were limited to tax planning strategies and no weight was placed on future taxable income expected to be generated through management’s approved business plans.

7.               Please revise future filings to discuss the basis for your assertion that you returned to  profitability in the fourth quarter of 2010 since your disclosures in Note 21 report a loss of approximately $12.3M in that period.

Response:  For the quarter-ended December 31, 2010, the Company returned to a pre-tax operating profit.   In future filings, the Company will clarify its statement as follows:

The Company returned to a quarterly pre-tax profit in the fourth quarter of 2010.

Comment:  18. Fair Value Measurements, page F-48

8.               Please revise future filings to provide an expanded discussion of how you determined the credit valuation adjustments to your derivatives were not significant to their overall valuation, resulting in them being classified in Level 2.

Response:   In future filings, the Company will revise its discussion of the credit valuation adjustments as follows:

The Company uses Level 2 and Level 3 inputs to determine the valuation of its derivatives portfolio.  The valuation of derivative instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs (Level 2 inputs), including interest rate curves and implied volatilities. The estimates of fair value are made using a standardized methodology that nets the discounted expected future cash receipts and cash payments (based on observable market inputs). Level 3 inputs include the credit valuation adjustments which use estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties.  At December 31, 2010, the Company assessed the impact of the Level 3 inputs on the overall derivative valuations in terms of the significance of the credit valuation adjustments in basis points and as a percentage of the overall derivative portfolio valuation and the overall notional value.  The Company’s assessment determined that credit valuation adjustments were not significant to the overall valuation of the portfolio.  In addition, the significance of the credit value adjustments and overall derivative portfolio to the Company’s financial statements was considered.  As a result of the insignificance of the credit value adjustments to the derivative portfolio valuations and the Company’s financial statements, the Company classified the derivative valuations in their entirety in Level 2.

**********

CoBiz Financial Inc. acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 312-3458 if you have any questions.

Sincerely,

/s/ Lyne Andrich

Lyne Andrich
Executive Vice President & Chief Financial Officer
CoBiz Financial Inc.

cc: Jeffrey Kesselman, Sherman & Howard
cc: Lesley Sciortino, Deloitte & Touche LLP